SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K     |_| Form 11-K    |_| Form 20-F     |X] Form 10-Q
              |_| Form N-SAR

         For Period Ended: June 30, 2006

         |_| Transition Report on Form 10-K

         |_| Transition Report on Form 20-F

         |_| Transition Report on Form 11-K

         |_| Transition Report on Form 10-Q

         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                                 MediaBay, Inc.
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                             Full Name of Registrant

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                            Former Name If Applicable

                           2 Ridgedale Ave., Suite 300
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            Address of Principal Executive Office (Street and Number)

                         Cedar Knolls, New Jersey 07927
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                            City, State and Zip Code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

      The Form 10-Q for the fiscal quarter ended June 30, 2006 could not be filed within the prescribed time period due to unanticipated delays arising in connection with its preparation.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Robert Toro                 973                      539-9528
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        (Name)                 (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
      answer is no, identify report(s).                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                           |X| Yes |_| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See Attachment


                                  MediaBay Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2006                   By:  /s/ Robert Toro
                                        ---------------------------
                                        Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                        ATTACHMENT TO PART IV-ITEM (3) OF
                                   FORM 12B-25
                                  MEDIABAY INC.

                      WITH RESPECT TO ITS FORM 10-Q FOR THE
                          QUARTER ENDED JUNE 30, 20063


      The registrant expects to report in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (the "2006 Quarter") net sales of approximately $1,146,000 for the 2006 Quarter, a decline of approximately $1,126,000 from net sales of approximately $2,272,000 for the quarter ended June 30, 2005 (the "2005 Quarter"), and net sales of approximately $2,560,000 for the six months ended June 30, 2006, a decline of approximately $3,065,000 from net sales of approximately $5,625,000 for the comparable paid in 2005. Moreover, as a result of the decline in net sales, a charge for impairment of goodwill of $2,126,000 in the 2006 Quarter and the $9,709,000 accretion of discount on mandatory redeemable preferred stock resulting from the reclassification of the registrant's Series D preferred stock from equity to liabilities in the 2006 Quarter, the registrant expects to report in the Form 10-Q net losses applicable to common shares of approximately $13,080,000 and $15,702,000 for the 2006 Quarter and six months ended June 30, 2006, respectively, compared to net losses of approximately $2,950,000 and $22,184,000 (which included an approximately $17,423,000 expense for a deemed dividend of benefit conversion of its Series D Preferred Stock which occurred in the quarter ended March 31, 2005 in connection with the issuance of such stock) for the 2005 quarter and six months ended June 30, 2005.